Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Six Month Periods Ended June 30, 2020

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30

		Three months		Six months
(in thousands of Canadian dollars)	Notes	2020	2019	2020	2019
Revenue	4	$207,834	$231,299	$416,507	$453,612
Operating expenses	5	(46,051)	(37,953)	(91,527)	(77,073)
Depreciation		(55,615)	(62,584)	(111,222)	(124,875)
Amortization		(4,306)	(6,442)	(8,617)	(12,106)
Other operating gains (losses), net		9	(14)	(212)	(87)
Operating income		101,871	124,306	204,929	239,471
Interest expense	6	(51,067)	(65,190)	(105,801)	(130,272)
Interest and other income		1,540	5,301	5,792	9,976
(Loss) gain on changes in fair value of financial instruments		(827)	22,827	(44,599)	80,163
Gain (loss) on foreign exchange		125,270	58,438	(165,422)	128,778
Income (loss) before tax		176,787	145,682	(105,101)	328,116
Tax expense	7	(15,164)	(10,213)	(11,364)	(20,747)
Net income (loss)		$161,623	$135,469	$(116,465)	$307,369

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars)	2020	2019	2020	2019
Net income (loss)	$161,623	$135,469	$(116,465)	$307,369
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(48,322)	(16,171)	50,926	(31,941)
Other comprehensive (loss) income	(48,322)	(16,171)	50,926	(31,941)
Total comprehensive income (loss)	$113,301	$119,298	$(65,539)	$275,428

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2019	$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income	—	—	—	307,369	—	—	—	307,369
Issuance of share capital on exercise of stock appreciation rights	—	385	385	(455)	(144)	—	(144)	(214)
Other comprehensive loss, net of tax of $nil	—	—	—	—	—	(31,941)	(31,941)	(31,941)
Share-based compensation	—	—	—	—	7,108	—	7,108	7,108
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Balance as at June 30, 2019	$26,580	$127,511	$154,091	$1,150,505	$67,679	$3,022	$70,701	$1,375,297

Balance as at July 1, 2019	$26,580	$127,511	$154,091	$1,150,505	$67,679	$3,022	$70,701	$1,375,297
Net loss	—	—	—	(120,171)	—	—	—	(120,171)
Issuance of share capital on settlement of restricted share units	—	804	804	—	(1,729)	—	(1,729)	(925)
Other comprehensive income (loss), net of tax expense of $403	—	—	—	731	—	(18,524)	(18,524)	(17,793)
Share-based compensation	—	—	—	—	8,927	—	8,927	8,927
Dividends declared on preferred shares			—	(10)	—	—	—	(10)
Balance as at December 31, 2019	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325

Balance as at January 1, 2020	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net loss	—	—	—	(116,465)	—	—	—	(116,465)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	50,926	50,926	50,926
Share-based compensation	—	—	—	—	4,885	—	4,885	4,885
Balance as at June 30, 2020	$26,580	$128,315	$154,895	$914,590	$79,762	$35,424	$115,186	$1,184,671

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents		$1,187,273	$1,027,222
Trade and other receivables		73,051	64,062
Other current financial assets		3,971	210
Prepaid expenses and other current assets		40,846	43,724
Total current assets		1,305,141	1,135,218
Satellites, property and other equipment	4, 8	1,389,473	1,458,933
Deferred tax assets		14,610	12,412
Other long-term financial assets		32,242	57,730
Other long-term assets	4	8,068	8,264
Intangible assets	4, 9	792,752	802,791
Goodwill		2,446,603	2,446,603
Total assets		$5,988,889	$5,921,951

Liabilities
Trade and other payables		$24,559	$26,247
Other current financial liabilities		42,533	38,281
Other current liabilities		80,846	72,315
Current indebtedness	11	25,456	24,408
Total current liabilities		173,394	161,251
Long-term indebtedness	11	3,842,108	3,688,391
Deferred tax liabilities		325,989	348,762
Other long-term financial liabilities		46,513	42,511
Other long-term liabilities		416,214	435,711
Total liabilities		4,804,218	4,676,626

Shareholders’ Equity
Share capital	12	154,895	154,895
Accumulated earnings		914,590	1,031,055
Reserves		115,186	59,375
Total shareholders’ equity		1,184,671	1,245,325
Total liabilities and shareholders’ equity		$5,988,889	$5,921,951

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	Notes	2020	2019
Cash flows from operating activities
Net (loss) income		$(116,465)	$307,369
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation		111,222	124,875
Amortization		8,617	12,106
Tax expense		11,364	20,747
Interest expense		105,801	130,272
Interest income		(5,860)	(10,130)
Loss (gain) on foreign exchange		165,422	(128,778)
Loss (gain) on changes in fair value of financial instruments		44,599	(80,163)
Share-based compensation		4,885	7,108
Loss on disposal of assets		212	87
Other		(30,803)	(54,246)
Income taxes paid, net of income taxes received	17	(10,965)	(50,237)
Interest paid, net of interest received	17	(95,933)	(93,097)
Operating assets and liabilities	17	(44,882)	10,195
Net cash from operating activities		147,214	196,108

Cash flows used in investing activities
Purchases for satellite programs		(897)	(1,727)
Purchase of property and other equipment		(9,122)	(4,589)
Purchase of intangible assets		(5)	(24,901)
Net cash used in investing activities		(10,024)	(31,217)

Cash flows used in financing activities
Repayment of indebtedness	17	(12,972)	(15,637)
Payments of principal on lease liabilities	17	(712)	(586)
Satellite performance incentive payments	17	(4,771)	(4,861)
Government grant received		5,013	—
Dividends paid on Director Voting preferred shares		—	(10)
Net cash used in financing activities		(13,442)	(21,094)
Effect of changes in exchange rates on cash and cash equivalents		36,303	(25,986)
Increase in cash and cash equivalents		160,051	117,811
Cash and cash equivalents, beginning of period		1,027,222	768,433
Cash and cash equivalents, end of period		$1,187,273	$886,244

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 16 geostationary satellites and the Canadian payload on ViaSat-1. We also have an additional satellite which was launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at June 30, 2020, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On July 29, 2020, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These financial statements should be read in conjunction with the December 31, 2019 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2019. The financial performance for the three and six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.

4. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•        Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•        Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•        Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Broadcast	$104,929	$114,802	$206,552	$227,989
Enterprise	98,018	110,388	200,147	214,906
Consulting and other	4,887	6,109	9,808	10,717
Revenue	$207,834	$231,299	$416,507	$453,612

Equipment sales included within the various services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Broadcast	$—	$—	$—	$76
Enterprise	1,063	930	7,107	5,020
Total equipment sales	$1,063	$930	$7,107	$5,096

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Canada	$87,752	$99,405	$180,437	$201,815
United States	80,848	85,086	156,776	167,594
Latin America & Caribbean	16,828	18,451	34,230	37,050
Europe, Middle East & Africa	11,201	18,760	23,762	28,338
Asia & Australia	11,205	9,597	21,302	18,815
Revenue	$207,834	$231,299	$416,507	$453,612

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:

As at	June 30, 2020	December 31, 2019
Canada	$615,158	$682,518
Europe, Middle East & Africa	689,578	685,562
United States	81,940	88,360
All others	2,797	2,493
Satellites, property and other equipment	$1,389,473	$1,458,933
As at	June 30, 2020	December 31, 2019
Canada	$728,361	$733,880
United States	41,096	39,395
Latin America & Caribbean	16,047	21,908
All others	7,248	7,608
Intangible assets	$792,752	$802,791

Other long-term assets by geographic regions were allocated as follows:

As at	June 30, 2020	December 31, 2019
Canada	$7,493	$7,624
Europe, Middle East & Africa	575	640
Other long-term assets	$8,068	$8,264

Goodwill was not allocated to geographic regions.

Major Customers

For the three and six months ended June 30, 2020, there were two significant customers (three and six months ended June 30, 2019 — three customers) each representing more than 10% of consolidated revenue.

5. OPERATING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Compensation and employee benefits(a)	$22,380	$20,554	$43,463	$40,483
Other operating expenses(b)	17,543	9,720	32,358	19,638
Cost of sales(c)	6,128	7,679	15,706	16,952
Operating expenses	$46,051	$37,953	$91,527	$77,073

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and six months ended June 30, 2020 included $0.5 million and $1.0 million, respectively, of leases not capitalized due to exemptions and variable lease payments not included in the measurement of lease liabilities.

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest on indebtedness	$41,653	$61,455	$89,227	$123,546
Interest on derivative instruments	2,346	(4,317)	2,343	(9,775)
Interest on satellite performance incentive payments	776	914	1,548	1,856
Interest on significant financing component	5,675	6,521	11,478	13,413
Interest on employee benefit plans	260	297	521	594
Interest on leases	357	320	684	638
Interest expense	$51,067	$65,190	$105,801	$130,272

7. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Current tax expense	$22,968	$20,183	$28,258	$37,980
Deferred tax recovery	(7,804)	(9,970)	(16,894)	(17,233)
Tax expense	$15,164	$10,213	$11,364	$20,747

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Income (loss) before tax	$176,787	$145,682	$(105,101)	$328,116
Multiplied by the statutory income tax rates	26.49%	26.57%	26.49%	26.57%
	46,831	38,708	(27,841)	87,180
Income tax recorded at rates different from the Canadian tax rate	(3,547)	(3,220)	(7,370)	(6,756)
Permanent differences	(13,446)	(15,944)	24,781	(41,379)
Effect on deferred tax balances due to the change in income tax rates	(1,155)	(2,358)	(1,155)	(2,358)
Effect of temporary differences not recognized as deferred tax assets	(13,309)	(8,195)	21,951	(17,255)
Other	(210)	1,222	998	1,315
Tax expense	$15,164	$10,213	$11,364	$20,747
Effective income tax rate	8.58%	7.01%	(10.81)%	6.32%

8. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2020, the Company had additions of $13.7 million (June 30, 2019 – $4.0 million) related to acquisitions of property and other equipment.

9. INTANGIBLE ASSETS

For the six months ended June 30, 2020, there were no additions to intangible assets. The additions to intangible assets for the six months ended June 30, 2019 was $20.2 million, relating to the LEO constellation currently under development.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at June 30, 2020 were as follows:

2020	2021	2022	2023	2024	Thereafter
$1,796	$3,361	$3,019	$3,027	$2,852	$30,724

The undiscounted contractual cash flows included $14.2 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at June 30, 2020. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.8 million.

11. INDEBTEDNESS

As at	June 30, 2020	December 31, 2019
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (June 30, 2020 – USD$1,898,958, December 31, 2019 – USD$1,908,500)	2,578,025	2,479,142
6.5% Senior Notes (USD$550,000)	746,680	714,450
4.875% Senior Secured Notes (USD$400,000)	543,040	519,600
	3,867,745	3,713,192
Less: deferred financing costs and prepayment options	(181)	(393)
	3,867,564	3,712,799
Less: current indebtedness	(25,456)	(24,408)
Long-term indebtedness	$3,842,108	$3,688,391

On October 11, 2019, Telesat Canada issued, through a private placement, USD$550 million of 6.5% Senior Notes which mature in October 2027. Debt issue costs of $7.4 million were incurred in connection with the issuance of the 6.5% Senior Notes. The 6.5% Senior Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and 4.875% Senior Secured Notes. The 6.5% Senior Notes are governed by the 6.5% Senior Notes Indenture.

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of USD$1,908.5 million and revolving credit borrowings up to USD$200.0 million (or Canadian dollar equivalent). The term loan facility matures in December 2026 while the revolving credit facility matures in December 2024. Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn by more than 35% of the credit facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors, but not its Unrestricted Subsidiaries, to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at June 30, 2020, the total leverage ratio was 4.99:1.00, which was more than the maximum test ratio of 4.50:1.00.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. INDEBTEDNESS (cont.)

On December 6, 2019, Telesat Canada issued, through a private placement, USD$400 million of 4.875% Senior Secured Notes which mature in June 2027. Debt issue costs of $6.6 million were incurred in connection with the issuance of the 4.875% Senior Secured Notes. The 4.875% Senior Secured Notes are guaranteed by the Company and certain Guarantors. The obligations under the 4.875% Senior Secured Notes indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The 4.875% Senior Secured Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as Unrestricted Subsidiaries. The 4.875% Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture.

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares as at June 30, 2020 and December 31, 2019, were as follows:

	Number of shares	Stated value
Common Shares	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,477,137	80,059
Director Voting Preferred Shares	1,000	10
Share capital		$154,895

13. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the LEO constellation.

The Company recorded $8.5 million relating to the agreement for the six months ended June 30, 2020 (six months ended June 30, 2019 — $3.9 million).

14. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities and the 4.875% Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of Unrestricted Subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at June 30, 2020, the first lien net leverage ratio was 4.00:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 15).

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2020.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2020, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,296.5 million (December 31, 2019 — $1,149.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at June 30, 2020, North American and International customers made up 61% and 39% of the outstanding accounts trade receivable balance, respectively (December 31, 2019 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2020 was $5.7 million (December 31, 2019 — $1.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at June 30, 2020 and December 31, 2019, the entire indebtedness was denominated in U.S. dollars. As at June 30, 2020, the Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,867.7 million (December 31, 2019 — $3,713.2 million) before netting of deferred financing costs and prepayment options.

As at June 30, 2020, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have increased (decreased) net loss by $171.1 million (December 31, 2019 — decreased (increased) net income by $172.9 million) and increased (decreased) other comprehensive income by $30.3 million (December 31, 2019 — $30.9 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at June 30, 2020, three interest rate swaps were outstanding to hedge the interest rate risk associated with the variable interest rate on $1,350 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.84% to 2.04% with expiration terms from September 2020 to September 2022.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $0.5 million and $0.9 million for the three and six months ended June 30, 2020, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at June 30, 2020 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2020	2021	2022	2023	2024	Thereafter
Trade and other payables	$24,559	$24,559	$24,559	$—	$—	$—	$—	$—
Customer and other deposits	1,946	1,946	1,294	285	19	88	18	242
Satellite performance incentive payments	44,823	56,216	5,783	9,914	8,919	8,021	6,314	17,265
Other financial liabilities	2,599	2,599	2,599	—	—	—	—	—
Interest rate swaps	27,417	29,036	9,480	13,559	5,997	—	—	—
Indebtedness(1)	3,880,197	4,899,337	89,529	177,845	177,075	176,306	175,669	4,102,913
	$3,981,541	$5,013,693	$133,244	$201,603	$192,010	$184,415	$182,001	$4,120,420

(1)      Indebtedness excludes deferred financing costs and prepayment options.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$455	$11,597
Indebtedness	$12,452	$1,031,592

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at June 30, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,187,273	$1,187,273	$1,187,273	Level 1
Trade and other receivables	—	73,051	73,051	73,051	(3)
Other current financial assets	—	3,971	3,971	3,971	Level 1
Other long-term financial assets(1)	8,552	23,690	32,242	32,242	Level 1, Level 2
Trade and other payables	—	(24,559)	(24,559)	(24,559)	(3)
Other current financial liabilities	(16,659)	(25,874)	(42,533)	(44,965)	Level 2
Other long-term financial liabilities	(10,758)	(35,755)	(46,513)	(47,773)	Level 2
Indebtedness(2)	—	(3,867,745)	(3,867,745)	(3,717,904)	Level 2
	$(18,865)	$(2,665,948)	$(2,684,813)	$(2,538,664)
As at December 31, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,027,222	$1,027,222	$1,027,222	Level 1
Trade and other receivables	—	64,062	64,062	64,062	(3)
Other current financial assets	—	210	210	210	Level 1
Other long-term financial assets(1)	32,821	24,909	57,730	57,730	Level 1, Level 2
Trade and other payables	—	(26,247)	(26,247)	(26,247)	(3)
Other current financial liabilities	(3,206)	(35,075)	(38,281)	(40,748)	Level 2
Other long-term financial liabilities	(4,710)	(37,801)	(42,511)	(42,493)	Level 2
Indebtedness(2)	—	(3,713,192)	(3,713,192)	(3,760,656)	Level 2
	$24,905	$(2,695,912)	$(2,671,007)	$(2,720,920)

(1)      Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs and prepayment options.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities and Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of Unrestricted Subsidiaries.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at June 30, 2020, cash and cash equivalents included $286.1 million (December 31, 2019 — $484.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at June 30, 2020, the discount rate used was 4.3% (December 31, 2019 — 5.2%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs and prepayment options. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at,	June 30, 2020	December 31, 2019
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	94.88%	100.25%
6.5% Senior Notes	98.65%	104.25%
4.875% Senior Secured Notes	98.57%	102.10%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at June 30, 2020 ranged from 0% to 0.43% (December 31, 2019 — 1.45% to 1.91%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at June 30, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(16,659)	$(10,758)	$(27,417)
Prepayment options	8,552	—	—	8,552
	$8,552	$(16,659)	$(10,758)	$(18,865)
As at December 31, 2019	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(3,206)	$(4,710)	$(7,916)
Prepayment options	32,821	—	—	32,821
	$32,821	$(3,206)	$(4,710)	$24,905

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2019 and January 1, 2020	$24,905
Unrealized losses on derivatives
Prepayment options	(25,978)
Interest rate swaps	(18,621)
Impact of foreign exchange	829
Fair value, June 30, 2020	$(18,865)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) was as follows:

	2020		2019
Three months ended June 30,	Pension	Other	Pension	Other
Operating expenses	$1,797	$36	$1,549	$29
Interest expense	$106	$154	$130	$167
	2020		2019
Six months ended June 30,	Pension	Other	Pension	Other
Operating expenses	$3,594	$72	$3,099	$58
Interest expense	$212	$309	$261	$333

No amounts were recorded on the statements of comprehensive income (loss) for the three and six months ended June 30, 2020 or 2019.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EMPLOYEE BENEFIT PLANS (cont.)

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	June 30, 2020	December 31, 2019
Pension benefits	$9,151	$8,566
Other post-employment benefits	23,734	23,508
Accrued benefit liabilities	$32,885	$32,074

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2020	2019
Cash	$901,205	$585,814
Short-term investments(1)	286,068	300,430
Cash and cash equivalents	$1,187,273	$886,244

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Six months ended June 30,	2020	2019
Income taxes paid	$(11,364)	$(50,357)
Income taxes received	399	120
	$(10,965)	$(50,237)

Interest paid, net of interest received was comprised of the following:

Six months ended June 30,	2020	2019
Interest paid	$(103,354)	$(102,799)
Interest received	7,421	9,702
	$95,933	$(93,097)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(12,972)	(4,771)	(712)
Amortization of deferred financing costs and prepayment options	212	—	—
Interest	—	—	684
Interest paid	—	—	(928)
Non-cash additions	—	—	2,587
Other	—	108	(72)
Impact of foreign exchange	167,525	2,080	270
Balance as at June 30, 2020	$3,867,564	$44,368	$30,411

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(15,637)	(4,861)	(586)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	11,811	—	—
Cumulative effect adjustment(1)	—	—	26,851
Interest	—	—	638
Interest paid	—	—	(217)
Non-cash additions	—	—	653
Other	—	162	(13)
Impact of foreign exchange	(152,880)	(2,254)	(200)
Balance as at June 30, 2019	$3,567,522	$51,960	$27,495

(1)      Lease liabilities recognized in connection with IFRS 16 implementation on January 1, 2019

The net change in operating assets and liabilities was comprised of the following:

Six months ended June 30,	2020	2019
Trade and other receivables	$(14,863)	$(3,954)
Financial assets	(2,677)	750
Other assets	(24,694)	(5,326)
Trade and other payables	(2,104)	(5,685)
Financial liabilities	(447)	(2,020)
Other liabilities	(97)	26,430
	$(44,882)	$10,195

Non-cash investing activities were comprised of:

Six months ended June 30,	2020	2019
Satellites, property and other equipment	$3,806	$27,509
Intangible assets	—	(652)

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at June 30, 2020:

	2020	2021	2022	2023	2024	Thereafter	Total
Property leases	$560	$1,237	$1,052	$1,030	$1,014	$13,339	$18,232
Capital commitments	24,832	22,604	5,023	—	—	—	52,459
Other operating commitments	12,604	14,523	6,264	4,947	4,224	16,053	58,615
	$37,996	$38,364	$12,339	$5,977	$5,238	$29,392	$129,306

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2020 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the LEO constellation and other capital expenditures. The total outstanding commitments as at June 30, 2020 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at June 30, 2020, customer prepayments of $422.7 million (December 31, 2019 — $440.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 32 of the Company’s December 31, 2019 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publicly listed company.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2020
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS (cont.)

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended June 30,	2020	2019	2020	2019
Revenue	$34	$34	$—	$—
Operating expenses	$—	$—	$1,742	$1,677
	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Six months ended June 30,	2020	2019	2020	2019
Revenue	$68	$67	$—	$—
Operating expenses	$—	$—	$3,393	$3,341

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Current receivables/payables	$—	$—	$221	$204

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2020 were $1.5 million and $2.9 million, respectively (June 30, 2019 — $2.6 million and $4.5 million, respectively).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to July 29, 2020, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on February 27, 2020 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to deploy successfully an advanced, global low earth orbit (“LEO”) constellation, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including the impact of COVID-19 pandemic on our business and the business of our customers and suppliers, potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator. We provide our satellite and communications services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at June 30, 2020, we provided satellite services to customers from our fleet of 16 in-orbit geostationary satellites as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have launched a Ka-band satellite into low earth orbit as part of our plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of our LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of the Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitments from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. The percentage of completion method is used to recognize consulting revenue for fixed price contracts. Equipment sales revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our Senior Secured Credit Facilities, Senior Secured Notes and our Senior Notes. Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Notes and the prepayment option on our Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

COVID-19

Although the COVID-19 pandemic has had limited impact on our ability to operate our business, our customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, we have agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. These arrangements will have an adverse impact on our revenues in the near term. In addition, certain of our maritime and aeronautical customers have commenced voluntary bankruptcy proceedings. As a result, we have had to record a provision for bad debt expense for certain accounts receivables with these customers given the risk that we may not receive payment for all, or substantially all, of the amounts owed to us. If these customers choose to reject any existing contracts in bankruptcy, our customers’ obligations under those contracts would be voided and our revenues would be adversely impacted.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We have launched a satellite into LEO in furtherance of our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2020, we remain focused on increasing the utilization of our existing satellites, the development of our global LEO constellation, identifying and pursuing opportunities to invest in expansion satellite capacity, and leveraging the value of our spectrum rights, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended June 30, 2020, was $161.6 million compared to $135.5 million for the same period in the prior year. The increase of $26.2 million was principally due to higher non-cash gain on foreign exchange, which was primarily a result of the U.S. dollar weakening during the period relative to the Canadian dollar, positively impacting the translation of our U.S. dollar denominated indebtedness into Canadian dollars. The increase was partially offset by an unfavorable change in the fair value of financial instruments combined with lower revenue.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2020	Q2 2020	Q2 YTD 2020	June 30, 2020
USD to CAD spot rate	—	—	—	1.3576
USD to CAD average rates	1.3211	1.3929	1.3570	—
	Q1 2019	Q2 2019	Q2 YTD 2019	December 31, 2019
USD to CAD spot rate	—	—	—	1.2990
USD to CAD average rates	1.3311	1.3418	1.3365	—

Revenue

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2020	2019		2020	2019
Broadcast	$104.9	$114.8	(8.6)%	$206.6	$228.0	(9.4)%
Enterprise	98.0	110.4	(11.2)%	200.1	214.9	(6.9)%
Consulting and other	4.9	6.1	(20.0)%	9.8	10.7	(8.5)%
Revenue	$207.8	$231.3	(10.1)%	$416.5	$453.6	(8.2)%

Total revenue for the three months ended June 30, 2020, was $207.8 million, a decrease of $23.5 million, when compared to the same period in the prior year. Revenue for the six months ended June 30, 2020, was $416.5 million, which represents a decrease of $37.1 million from the same period in the prior year.

Revenue from Broadcast services decreased by $9.9 million and $21.4 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decrease was mainly due to a reduction of service for one of our North American DTH customers.

Revenue from Enterprise services decreased by $12.4 million and $14.8 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decrease for the three and six months ended June 30, 2020, was primarily due to lower revenue resulting from the completion of an agreement that provided for a prepayment for services which was accounted for as having a significant financing component and from revenue associated with short-term services provided to another satellite operator in the second quarter of 2019 which did not recur in 2020. The decrease for the six months ended June 30, 2020 was partially offset by higher equipment sales and new services we provided to users impacted by a failure of a competitor’s satellite in April 2019.

Consulting and other revenue decreased by $1.2 million and $0.9 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decreases were primarily a result of lower consulting activities.

Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2020	2019		2020	2019
Depreciation	$55.6	$62.6	(11.0)%	$111.2	$124.9	(10.9)%
Amortization	4.3	6.4	(33.2)%	8.6	12.1	(28.8)%
Other operating (gains) losses, net	—	—	(164.3)%	0.2	0.1	143.7%
Operating expenses	46.1	38.0	21.3%	91.5	77.1	18.8%
Expenses	$106.0	$107.0	(1.0)%	$211.6	$214.1	(1.2)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $7.0 million and $13.7 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decreases in depreciation were primarily due to the end of useful life, for accounting purposes, of our Anik F2 satellite in the fourth quarter of 2019.

Amortization

Amortization of intangible assets decreased by $2.1 million and $3.5 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decreases were primarily related to the end of useful life, for accounting purposes, of certain customer contracts in 2019.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2020	2019		2020	2019
Compensation and employee benefits	$22.4	$20.6	8.9%	$43.5	$40.5	7.4%
Other operating expenses	17.5	9.7	80.5%	32.4	19.6	64.8%
Cost of sales	6.1	7.7	(20.2)%	15.7	17.0	(7.4)%
Operating expenses	$46.1	$38.0	21.3%	$91.5	$77.1	18.8%

Operating expenses increased by $8.1 million and $14.5 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased by $1.8 million and $3.0 million for the three and six months ended June 30, 2020, respectively, in comparison with the same periods in the prior year. The increase for the three and six months ended June 30, 2020 was principally due to higher wages primarily associated with the LEO program.

Other operating expenses increased by $7.8 million and $12.7 million for the three and six months ended June 30, 2020, respectively, compared to the same periods in the prior year. The increase for the three and six months ended June 30, 2020 was primarily due to a higher provision for bad debt expense, higher professional fees and in-orbit insurance.

Cost of sales decreased by $1.6 million and $1.2 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decrease is principally due to lower consulting activities.

Interest Expense

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2020	2019		2020	2019
Debt service costs	$44.0	$57.1	(23.0)%	$91.6	$113.8	(19.5)%
Interest expense on significant financing	5.7	6.5	(13.0)%	11.5	13.4	(14.4)%
Interest expense on satellite performance incentive payments	0.8	0.9	(15.1)%	1.5	1.9	(16.6)%
Interest expense on employee benefit plans	0.3	0.3	(12.5)%	0.5	0.6	(12.3)%
Interest expense on leases	0.4	0.3	11.6%	0.7	0.6	7.2%
Interest expense	$51.1	$65.2	(21.7)%	$105.8	$130.3	(18.8)%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $13.1 million and $22.2 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The decrease in debt service costs was primarily due to the refinancing of our debt at lower interest rates in the fourth quarter of 2019. This was partially offset by lower net interest received on our interest rate swaps, when compared to the same periods in the prior year.

Interest expense on significant financing component decreased by $0.8 million and $1.9 million for the three and six months ended June 30, 2020, respectively when compared to the same periods in the prior year. The decrease in interest expense was primarily a result of the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.3 million for the three and six months ended June 30, 2020, respectively, when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans remained constant for the three months ended June 30, 2020, and decreased by $0.1 million for the six months ended June 30, 2020, when compared to the same periods in the prior year.

Interest expense on leases remained constant for the three and six months ended June 30, 2020, when compared to the same periods in the prior year.

Interest Income and Other Income

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest and other income	$1.5	$5.3	$5.8	$10.0

Interest and other income decreased by $3.8 million and $4.2 million for the three and six months ended June 30, 2020, respectively when compared to the same periods in the prior year. The decrease related primarily to a decrease in interest rates, partially offset by an increase due to higher cash balances.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(Loss) gain on changes in fair value of financial instruments	$(0.8)	$22.8	$(44.6)	$80.2
Gain (loss) on foreign exchange	$125.3	$58.4	$(165.4)	$128.8

The loss on changes in fair value of financial instruments for the three months ended June 30, 2020 was $0.8 million compared to a gain of $22.8 million for the same period in 2019 resulting in a negative change of $23.7 million. The loss on changes in fair value of financial instruments for the six months ended June 30, 2020 was $44.6 million compared to a gain of $80.2 million for the same period in 2019 resulting in a negative change of $124.8 million. The loss on changes in fair value of financial instruments for the three and six months ended June 30, 2020 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our 6.5% Senior Notes and our 4.875% Senior Secured Notes. The gains on changes in fair value of financial instruments for the three and six months ended June 30, 2019, primarily reflected changes in our interest rate swaps, interest rate floors on our former senior secured credit facilities and prepayment options on our 8.875% Senior Notes. The gains or losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain for the three months ended June 30, 2020, was $125.3 million compared to $58.4 million for the same period in 2019 resulting in a positive change of $66.8 million. The gain for the three months ended June 30, 2020, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2020 ($1.3576), compared to the spot rate at March 31, 2020 ($1.4062), and the resulting favorable impact on the translation of our U.S. dollar denominated debt. The gain for the three months ended June 30, 2019, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2019 ($1.3095), compared to the spot rate at March 31, 2019 ($1.3349), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange loss for the six months ended June 30, 2020, was $165.4 million compared to a foreign exchange gain of $128.8 million for the same period in 2019 resulting in a negative change of $294.2 million. The mainly non-cash loss for the six months ended June 30, 2020, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2020 ($1.3576), compared to the spot rate at December 31, 2019 ($1.2990), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The gain for the six months ended June 30, 2019, was primarily due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2019 ($1.3095), compared to the spot rate at December 31, 2018 ($1.3637), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Current tax expense	$23.0	$20.2	$28.3	$38.0
Deferred tax recovery	(7.8)	(10.0)	(16.9)	(17.2)
Tax expense	$15.2	$10.2	$11.4	$20.7

The tax expense increased by $5.0 million for the three months and decreased by $9.4 million for the six months ended June 30, 2020, respectively, when compared to the same periods in the prior year. The increase for the three months ended June 30, 2020, was primarily due to gains on foreign exchange and was partially offset by the change in temporary differences not recognized as deferred tax assets.  The decrease for the six months ended June 30, 2020 was primarily due to a decrease in operating income and was partially offset by a decrease in interest expense and losses on foreign exchange.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at June 30, 2020, our contractual backlog was approximately $2.9 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at June 30, 2020, to be recognized as follows:

(In millions of Canadian dollars)	Remaining 2020	2021	2022	2023	2024	Thereafter
Backlog	$365.5	$604.9	$476.9	$412.0	$304.7	$781.8

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2020, we had $1,187.3 million of cash and short-term investments, including $486.3 million held in Unrestricted Subsidiaries, as well as $200.0 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the six months ended June 30, 2020, was $147.2 million, a $48.9 million decrease compared to the same period in the prior year. The decrease was primarily due to a negative change in working capital combined with lower operating income. This was partially offset by lower income taxes paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the six months ended June 30, 2020 was $10.0 million. This consisted of $0.9 million of expenditures on satellite programs and $9.1 million of payments for property and other equipment.

Cash used in investing activities for the six months ended June 30, 2019 was $31.2 million. This consisted of $1.7 million of expenditures on satellite programs, $24.9 million of payments for intangible assets, as well as $4.6 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the six months ended June 30, 2020 was $13.4 million. This was mostly related to regular repayments made on our Senior Secured Credit Facilities.

Cash used in financing activities for the six months ended June 30, 2019 was $21.1 million. This was mostly related to regular repayments made on our Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at June 30, 2020, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program, including our planned LEO constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum; and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not able to fully fund additional replacement or new satellite programs.

We are developing our planned LEO constellation in an Unrestricted Subsidiary (as defined in our Credit Agreement and Indentures), and we expect to complete the development of, fund, and operate our planned LEO constellation through a current or a future Unrestricted Subsidiary.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at June 30, 2020, other than $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD$1,908.5 million facility maturing in December 2026.

As at June 30, 2020, USD$1,899.0 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter.

Senior Secured Notes

Our Secured Senior Notes, in the amount of USD$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The Indenture include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

Senior Notes

Our Senior Notes, in the amount of USD$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Notes indenture.

As at June 30, 2020, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Notes and the indenture governing our Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2020, is expected to be approximately $177.4 million. The interest expense excludes the amortization of our deferred financing costs and prepayment options.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at June 30, 2020, we had three outstanding interest rate swaps which hedge the interest rate risk on $1,350.0 million of U.S. denominated Term Loan B borrowings. As at June 30, 2020, the fair value of the interest rate swaps was a liability of $27.4 million. These contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes and the prepayment option on our Senior Secured Notes. As at June 30, 2020, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $4.9 million and the embedded derivative related to the prepayment option on our Senior Secured Notes was an asset of $3.6 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the development of our LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $52.5 million as at June 30, 2020. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as a significant proportion of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risk.

For the three month period ended June 30, 2020, we recorded a mainly non-cash foreign exchange gain of approximately $125.3 million due to a weaker U.S. to Canadian dollar spot rate ($1.3576) compared to March 31, 2020 ($1.4062). For the three month period ended June 30, 2019, we recorded a mainly non-cash foreign exchange gain of approximately $58.4 million due to a weaker U.S. to Canadian dollar spot rate ($1.3095) compared to March 31, 2019 ($1.3349).

For the six month period ended June 30, 2020, we recorded a mainly non-cash foreign exchange loss of $165.4 million due to a stronger U.S. to Canadian dollar spot rate ($1.3576) compared to December 31, 2019 ($1.2990). For the six month period ended June 30, 2019, we recorded a mainly non-cash foreign exchange gain of approximately $128.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.3095) compared to December 31, 2018 ($1.3637).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended June 30, 2020	Six months ended June 30, 2020
Revenue	54.9%	53.0%
Operating expenses	46.2%	46.6%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at June 30, 2020, we had no currency derivative instruments or forward currency contracts.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at June 30, 2020, would have increased (decreased) our indebtedness and decreased (increased) our net income by $193.4 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at June 30, 2020, would have increased (decreased) our cash and cash equivalents by $54.1 million, increased (decreased) our net income by $22.8 million and increased (decreased) our other comprehensive income by $31.3 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and six months ended June 30, 2020, as summarized in the table below:

(in millions of Canadian dollars)	Three months ended June 30, 2020	Six months ended June 30, 2020
Revenue	$5.7	$11.0
Operating expenses	$1.1	$2.1
Interest on our indebtedness	$2.2	$4.6

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at June 30, 2020.

(In millions of Canadian dollars)	Q3 2020	2021	2022	2023	2024	Thereafter
U.S. TLB Facility	$2,578.0	$2,565.1	$2,539.2	$2,513.3	$2,487.3	$2,461.4
6.5% Senior Notes	543.0	543.0	543.0	543.0	543.0	543.0
4.875% Senior Secured Notes	746.7	746.7	746.7	746.7	746.7	746.7
U.S. dollar denominated indebtedness balances	$3,867.7	$3,854.8	$3,828.9	$3,803.0	$3.777.1	$3,751.2

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at June 30, 2020, three of the interest rate swaps were outstanding to hedge the interest rate risk on USD$1,350.0 million of borrowings under our U.S. TLB Facility. The outstanding contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, the result would be a $0.5 million and $0.9 million decrease (increase) to our net income for the three and six months ended June 30, 2020, respectively.

As at June 30, 2020, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rates as at June 30, 2020.

(In millions of Canadian dollars)	Q3 2020	2021	2022	2023	2024	Thereafter
U.S. TLB Facility(1)	$2,578.0	$2,565.1	$2,539.2	$2,513.3	$2,487.3	$2,461.4
Interest rate derivative variable to fixed(2)	(1,832.8)	(1,221.8)	(610.9)	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$745.3	$1,343.2	$1,928.2	$2,513.3	$2,487.3	$2,461.4

(1)      U.S. TLB Facility is USD denominated and bears interest at Libor plus a spread.

(2)      USD$1,350 million notional, variable rate is Libor. The weighted average fixed rate (before spread) varies by year and ranges from 1.84% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently redesignated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our financial flexibility.

The following is a reconciliation of net loss, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(In millions of Canadian dollars)	Twelve Months Ended June 30, 2020
Net loss	$(236.6)
Impact of Unrestricted Subsidiaries	16.3
Consolidated loss for Covenant Purposes	(220.3)

Plus:
Income taxes (Note 1)	6.2
Interest expense (Note 1)	188.6
Depreciation and amortization expense (Note 1)	249.0
Non-cash share-based compensation	13.8
Loss on refinancing	151.9
Debt issue costs	28.1
Other	31.4

Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	174.4
Non-cash losses resulting from changes in foreign exchange rates	130.4
Consolidated EBITDA for Covenant Purposes	$753.5

Note 1:  Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at June 30, 2020
U.S. dollar denominated debt
Term Loan B U.S. Facility (USD)	$1,899.0
6.5% Senior Notes (USD)	550.0
4.875% Senior Secured Notes (USD)	400.0
2,849.0
Foreign exchange adjustment	1,018.8
Subtotal (CAD)	3,867.8
Deferred financing costs and prepayment options (CAD)	(0.2)
Indebtedness	$3,867.6
(in CAD $ millions)
Indebtedness	$3,867.6
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD)	0.2
Add: lease liabilities	30.4
Consolidated Total Debt	3,898.2
Less: cash and cash equivalents (max. $100 million USD)	(135.8)
Consolidated Total Debt for Covenant Purposes	$3,762.4

Consolidated Total Debt	$3,898.2
Less: unsecured debt (6.5% Senior Notes)	(746.7)
Consolidated Total Secured Debt	3,151.5
Less: cash and cash equivalents (max. $100 million USD)	(135.8)
Consolidated Total Secured Debt for Covenant Purposes	$3,015.7

As at June 30, 2020, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 4.99:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.00:1.00.

The Consolidated EBITDA for covenant purposes for the former senior secured credit facilities for the twelve months ended June 30, 2019 was $754.2 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three and six month periods ended June 30, 2019 on Form 6-K filed with the SEC on August 1, 2019, which can be obtained on the SEC website at http://www.sec.gov.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as of June 30, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Current assets	$791.3	$529.0
Total assets	$5,985.5	$570.0
Current liabilities	$171.2	$17.4
Long-term debt, including current portion	$3,867.6	$—
Total liabilities	$4,800.8	$18.6
Shareholder’s equity	$1,184.7	$551.4
Statement of Income Data for the six months ended June 30, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries
Revenue	$431.5	$—
Operating expenses	(88.4)	(18.1)
Depreciation	(111.1)	(0.1)
Amortization	(8.6)	—
Other operating losses, net	(0.2)	—
Operating income (loss)	223.2	(18.3)
Loss from equity investments	(15.2)	—
Interest expense	(105.8)	—
Interest and other income	2.8	3.0
Loss on changes in fair value of financial instruments	(44.6)	—
(Loss) gain on foreign exchange	(165.5)	0.1
Loss before tax	(105.1)	(15.2)
Tax expense	(11.4)	—
Net loss	$(116.5)	$(15.2)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2019.

ACCOUNTING STANDARDS

We have prepared the consolidated financial statements in accordance with IAS 34.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to us.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, and Telesat Canada’s Quarterly Report on Form 6-K filed with the SEC on April 30, 2020. Except as set forth below, there have been no material changes to those risk factors since April 30, 2020. The following updates should be read together with the aforementioned and other risk factors.

THREATS TO PUBLIC HEALTH, AND MEASURES TAKEN IN RESPONSE TO THEM, MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

Our business and results of operation have been and may continue to be adversely affected by the current outbreak of a novel strain of coronavirus (COVID-19), and by measures taken to prevent their spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Our business and results of operations may also be negatively impacted by the adverse effect that COVID-19 has had and may continue to have on global economic activity, which may include a period of prolonged global or regional economic slowdowns or recessions. The extent of the impact of COVID-19 is subject to change and dependent on many factors, including the duration of the pandemic and the measures that may be implemented by, or that may be imposed upon, us, our customers and our suppliers in response to the pandemic, and is therefore difficult to predict. The COVID-19 impact on capital markets could also impact our ability to attract capital to finance business strategies, such as the development of our LEO constellation and related network, and also could increase our cost of borrowing.

As previously disclosed, our customers in the maritime and aeronautical markets have been significantly impacted by the COVID-19 pandemic and measures implemented in response to it. At the request of some of these customers, we have agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. Other customers may make similar requests in the future and we may enter into similar arrangements. The arrangements we have entered into, and may enter into in the future, will have an adverse impact on our revenues in the near term. In addition, certain of our maritime and aeronautical customers have commenced voluntary bankruptcy proceedings. As a result, we have had to record a provision for bad debt expense for certain accounts receivables with these customers given the risk that we may not receive payment for all, or substantially all, of the amounts owed to us. Further, bankruptcy laws permit these customers to choose to reject any existing contracts they have entered into. To the extent they choose to reject the contracts they have with us, our customers’ obligations under those contracts would be voided and our revenues would be adversely impacted. Moreover, we may not be able to sell the resulting excess capacity on favourable terms, if at all. The adverse effects of the COVID-19 pandemic could result in some of our other customers entering into bankruptcy in the future, or otherwise defaulting on their obligation to pay for our services, including the customers to whom we have provided contractual relief. In any of these circumstances, our revenues, operating income and cash flows would be negatively impacted.

We purchase equipment from third party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order for us to meet our service commitments to our customers. Additionally, we are currently developing an advanced, global LEO constellation consisting of over one hundred, and potentially several hundred, satellites in non-geostationary orbit. There are a limited number of manufacturers that are able to design and build satellites and ground terminals according to the technical specifications and standards of quality we require and a limited number of launch providers that are able to launch our satellites. If our suppliers do not meet their obligations to deliver and support their equipment due to operational challenges, temporary or permanent shut downs, severe financial hardship or bankruptcy due to the COVID-19 pandemic, or disruptions in their own supply chains, our ability to meet our service commitments to our customers may be adversely affected and the design, construction or launch of our LEO constellation or components of the network that support it may be delayed.

Telesat’s corporate headquarters, and many of its other offices and facilities, are located in jurisdictions that have instituted work from home and social distancing requirements. These restrictions have adversely impacted the ability of our employees to travel to their places of work, to customer locations and to supplier facilities. We enacted a work from home policy for our employees effective March 16, 2020, which is ongoing. We have implemented processes that allow for a minimum number of employees present at our facilities in an attempt to further ensure that our satellite control and network operations are not impacted. To date, we have maintained our operations without any known adverse impact on operations. However, the future effects of the COVID-19 pandemic are dependent on a number of factors, including the duration and severity of the COVID-19 pandemic, whether a significant number of our employees supporting critical operations were to contract COVID-19, whether the current measures to prevent the spread of COVID-19 continue, and whether new restrictions are imposed, and, as a result, the extent of the continuing impact of the COVID-19 pandemic on our business and results of operation is difficult to predict. In the event that our ability to operate our business was adversely impacted by the COVID-19 pandemic or by measures taken to prevent its spread, our revenue and financial performance could be adversely affected.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.